July 18, 2024

Brian Mitts
Chief Financial Officer, Executive VP - Finance and Treasurer
NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, TX 75201

       Re: NexPoint Diversified Real Estate Trust
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-32921
Dear Brian Mitts:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Justin Reinus